UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-24612
ADTRAN, INC. 401(k) RETIREMENT PLAN
(Full title of the plan)
ADTRAN, INC.
(Name of issuer of the securities held pursuant to the plan)
901 Explorer Boulevard
Huntsville, Alabama 35806-2807
(Address of the plan and address of issuer’s principal executive offices)

ADTRAN, INC. 401(k) RETIREMENT PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008
and for the Year Ended December 31, 2009

Page
Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits, as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009	13

Signature	15

Exhibit Index	16

Exhibit 23
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
ADTRAN, Inc. 401(k) Retirement Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
June 17, 2010

ADTRAN, INC. 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2009	2008

Assets
Investments, at fair value	$107,304,193	$76,388,050
Employer contributions receivable	427,856	391,573
Employee contributions receivable	96,408	71,716

Net Assets Available for Benefits at Fair Value	107,828,457	76,851,339

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	75,286	212,660

Net Assets Available for Benefits	$107,903,743	$77,063,999

The accompanying notes are an integral part of these financial statements.

ADTRAN, INC. 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:

Interest and dividend income	$2,119,598

Net appreciation in fair value of investments	19,135,279

Contributions:
Employee	8,685,920
Employer	4,046,785
Rollovers from other qualified plans	288,896

Total contributions	13,021,601

Total additions	34,276,478

Deductions from net assets attributed to:

Distributions to participants	3,400,065
Administrative expenses	36,669

Total deductions	3,436,734

Net increase in net assets available for benefits	30,839,744

Net assets available for benefits, beginning of year	77,063,999

Net assets available for benefits, end of year	$107,903,743

The accompanying notes are an integral part of these financial statements.

ADTRAN, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 – Description of the Plan
The following description of the ADTRAN, Inc. 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and summary Plan description for a more complete description of the Plan’s provisions.
General
ADTRAN, Inc. (Company) (Employer) formed the Plan effective January 1, 1990 to provide certain retirement benefits for our employees. The Company designs, manufactures, markets and services network access solutions for communications networks. The Company’s solutions are widely deployed by providers of communications services, and small and mid-sized businesses and enterprises, and enable voice, data, video and Internet communications across wireline and wireless networks. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the provisions of Internal Revenue Code (IRC) Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as nondiscretionary employer contributions. The plan assets are held by Fidelity Management Trust Company (Fidelity) which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company’s common stock to be an investment option of the Plan.
Beginning in 2001, the Company’s Board of Directors adopted various amendments to bring the Plan into compliance with the provisions of IRC Section 401(k)(12)(c) as a “design-based safe harbor” plan for nondiscrimination purposes. Pursuant to these amendments, the Plan provided that the Company make nonelective contributions of 3% of each eligible participant’s annual compensation (subject to certain limits). In addition, the Plan did not require (or permit) the Company to make matching contributions for employee elective deferrals. Under the Plan, there was no minimum age requirement for employees to be eligible to participate, and there was no minimum service requirement for employees to be eligible to make elective deferrals under the Plan. However, employees were required to complete twelve months of service to be eligible for the “safe harbor” contribution of 3% of their eligible compensation. The Plan permits participants to change their contribution rate as of the first payroll period of each quarter.
The Plan permits participants to elect to receive distributions from the Plan in the form of company stock. The Plan’s loan provisions limit outstanding loans to two at a time. Co-op employees hired on or after December 1, 2001, seasonal employees, leased employees, interns and nonresident aliens with no U.S. income are excluded from participation in the Plan.
Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in IRC Section 414(v). This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.
Effective January 3, 2003, the Plan Document was restated in order to comply with the IRS deadline for GUST (General Agreement on Tariffs and Trade – 1994, Uniform Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996 and Taxpayer Relief Act of 1997) adoption by prototype plans.
Effective January 1, 2008 the Plan Document was amended to cease making the safe harbor nonelective contributions of 3% and begin making safe harbor matching contributions. Active participants must complete twelve months of service to be eligible for the Company’s safe harbor matching contributions, which are as follows: 100% of an employee’s first 3% of contributions and 50% of his or her next 2% of contributions.

Effective October 12, 2009, the Plan was restated to remain in compliance with IRS guidelines; incorporate changes required by the Pension Protection Act of 2006 and the Economic Growth and Tax Relief Act of 2001; clarify that the Plan uses the elapsed time method for crediting services; and clarify that the safeharbor matching contributions are not a permissible source for hardship withdrawals. Additionally, as part of this restatement, the Plan was amended effective January 1, 2010 to allow participants to change their contribution deferral elections under the Plan each pay period instead of quarterly.
Eligibility
All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor nonelective portion of the Plan following the completion of twelve months of service (except seasonal employees, co-op employees, leased employees, interns and nonresident aliens with no U.S. source income).
Contributions
Effective January 1, 2003, the amended Plan allows for contributions up to 60% of a participant’s eligible compensation (as defined in the Plan Document and subject to annual limitations established by the Internal Revenue Service).
Under the terms of the Plan, the Company is required to make safe harbor matching contributions of 100% of an eligible participant’s first 3% of contributions and 50% of his or her next 2% of contributions (subject to certain limits).
Participant Accounts and Investment Options
Each participant’s account is credited with the employee’s contribution and the Company’s matching contribution, plus Plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers 35 investment options including a Company stock fund. The Company stock fund is a participant directed investment option. Contributions to the Company stock fund are limited to 20% of a participant’s total contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Employees are always 100% vested in their total account under the Plan.
Retirement Date
The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted on the first day of the calendar month after a participant reaches age 59-1/2.
Distribution of Benefits
Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death or upon termination other than described above. Benefits are distributed by means of a lump sum payment. In-kind distributions of the Company common stock are permitted. Corrective distributions are made for excess deferrals and contributions.
Other
The Plan allows for participant in-service withdrawals at or after age 59-1/2 and hardship withdrawals at any time from the participant’s account if certain conditions are met.

Participant Loans
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2009 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 4.25% to 10.5% for loans that were outstanding as of December 31, 2009 and from 5% to 10.5% for loans that were outstanding as of December 31, 2008.
Administrative Expenses
All expenses incident to the functioning of the Plan may be paid out of Plan assets unless paid by the Company. On behalf of the Plan, the Company paid the Plan trustee $21,625 for administrative fees incurred during the Plan year ended December 31, 2009. This amount is not included in the financial statements of the Plan.
Plan Termination
While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRC and ERISA guidelines.
Note 2 – Summary of Significant Accounting Policies
The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.
Basis of Accounting
The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.
Valuation of Investments
The money market funds, mutual funds and common stock investments are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.
Units in commingled trust funds are valued at the unit value, as reported by the trustee of the commingled trust fund on each valuation date.
Participant loans are valued at their outstanding balances, which approximate market value.
Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.
The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Contributions
Contributions from the Company are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants’ payroll.

Benefit Payments
Benefits payments are recognized when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.
Recent Accounting Pronouncements
The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). On July 1, 2009, the Financial Accounting Standards Board (FASB) released the authoritative version of its new Accounting Standards Codification (Codification) as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is organized. The Plan adopted the Codification to reference GAAP accounting standards in its December 31, 2009 financial statements. The adoption of the Codification did not impact the Plan’s financial statements except for references made to authoritative accounting literature in the footnotes.
In January 2010, the FASB issued Update No. 2010-06, which amends the Fair Value Measurements and Disclosures topic of the Codification. The amendments in this update require new disclosures about transfers in and out of Level 1 and Level 2 fair value measurements and the activity in Level 3 fair value measurements and, in addition, clarify existing disclosures required for levels of disaggregation and inputs and valuation techniques. These amendments will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We plan to adopt this amendment for the period ended December 31, 2010, and we will provide the disclosures required for the period ended December 31, 2010.
In February 2010, the FASB issued Update No. 2010-09, which amends the Subsequent Events topic of the Codification. The amendments in this update require entities that are SEC filers to evaluate subsequent events through the date that the financial statements are issued. Additionally, SEC filers are no longer required to disclose the date through which subsequent events were evaluated. The amendments in this update were effective upon issuance. We adopted this amendment for the period ended December 31, 2009, and we have provided the disclosures required for the period ended December 31, 2009.
Note 3 – Investments
Investments at December 31, 2009 and 2008 consist of the following, which were recorded at fair value:

Description	2009	2008

Money market funds	$6,481,349	$6,143,258
Commingled trust fund	4,048,643	3,942,398
ADTRAN common stock fund	4,515,886	2,697,919
Mutual funds	89,825,416	61,325,406
Participant loans	2,432,899	2,279,069

Total	$107,304,193	$76,388,050

The Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in value by $19,135,279 during the year ended December 31, 2009, as follows:

2009

Mutual funds and commingled trust fund	$17,702,011
ADTRAN common stock fund	1,433,268

Total	$19,135,279

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008

Fidelity Equity Income Fund	$5,517,035	$4,054,380
Fidelity Fund	$6,017,049	$4,422,819
Morgan Stanley Small Company Growth Portfolio	$8,419,132	$5,091,500
Fidelity Government Income Fund	$—	$5,275,362
Fidelity Balanced Fund	$9,004,177	$6,418,600
Fidelity Freedom 2020 Fund	$6,191,863	$4,451,860
Fidelity Diversified International Fund	$6,742,859	$4,251,903
Fidelity Retirement Money Market Fund	$6,128,212	$6,131,880
Fidelity Managed Income Portfolio Fund	$—	$4,155,058
Note 4 – Related Party Transaction
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2009, the Plan purchased 36,738 units of ADTRAN, Inc. Common Stock Fund for $633,822 and disposed of 6,262 units for $109,865. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $66,160 in dividend payments related to the common stock of the Company for the year ended December 31, 2009. These transactions qualify as party-in-interest transactions.
Note 5 – Income Tax Status
The Plan obtained its latest determination letter on October 25, 2005 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. The Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items. The Plan Administrator is in the process of requesting an updated determination letter. Management believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Note 6 – Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$107,903,743	$77,063,999
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(75,286)	(212,660)
Contributions receivable	(524,264)	(463,289)

Net assets available for benefits per the Form 5500	$107,304,193	$76,388,050

The following is a reconciliation of contributions per the financial statements at December 31, 2009 to Form 5500:

2009

Contributions per the financial statements	$13,021,601
Less: Contributions receivable at December 31, 2009	(524,264)
Add: Contributions receivable at December 31, 2008	463,289

Contributions per Form 5500	$12,960,626

Contributions that are not received by the Plan until the subsequent year are not accrued on the Form 5500.
Note 7 – Risks and Uncertainties
The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Note 8 – Fair Value Measurements
The Fair Value Measurements and Disclosures Topic of the Codification provides a definition of fair value that focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with the Fair Value Measurements and Disclosures Topic, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurement and related disclosures, the Plan utilizes the fair value hierarchy required by the Fair Value Measurements and Disclosures Topic which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 – Quoted prices in active markets for identical debt and equity securities.
Level 2 – Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.
Level 3 – Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.
There have been no changes in the valuation methodologies used at December 31, 2009 and 2008 to value the Plan’s assets at fair value, a summary of which is as follows:
Money market funds are valued based on the closing price of the security as quoted by the principal exchange on which the security is traded, which represents fair value.
The commingled trust fund is valued at the unit value, which approximates fair value, as reported by the trustee of the collective trust fund on each valuation date.
The ADTRAN common stock fund is valued based on the closing price of ADTRAN common stock as quoted on the NASDAQ Global Select Market.
Mutual funds are valued based on the closing price of the security as quoted by the principal exchange on which the security is traded, which represents fair value.
Participant loans are valued at amortized cost, which approximates fair value.
The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

	Fair Value Measurements at December 31, 2009
	Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Money market funds	$6,481,349	$6,481,349	$—	$—
Commingled trust fund	4,048,643	—	4,048,643	—
ADTRAN common stock fund	4,515,886	4,515,886	—	—
Mutual funds
Index funds	4,830,962	4,830,962	—	—
Income/Bond funds	9,665,115	9,665,115	—	—
Balanced funds	9,004,177	9,004,177	—	—
Growth funds	46,273,416	46,273,416	—	—
Asset allocation funds	18,525,673	18,525,673	—	—
Other funds	1,526,073	1,526,073	—	—
Participant loans	2,432,899	—	—	2,432,899

Total investments at fair value	$107,304,193	$100,822,651	$4,048,643	$2,432,899

	Fair Value Measurements at December 31, 2008
	Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Money market funds	$6,143,258	$6,143,258	$—	$—
Commingled trust fund	3,942,398	—	3,942,398	—
ADTRAN common stock fund	2,697,919	2,697,919	—	—
Mutual funds
Index funds	3,426,067	3,426,067	—	—
Income/Bond funds	8,653,480	8,653,480	—	—
Balanced funds	6,418,600	6,418,600	—	—
Growth funds	29,500,246	29,500,246	—	—
Asset allocation funds	12,328,459	12,328,459	—	—
Other funds	998,554	998,554	—	—
Participant loans	2,279,069	—	—	2,279,069

Total investments at fair value	$76,388,050	$70,166,583	$3,942,398	$2,279,069

The following table sets forth a summary of changes in the fair value of participant loans for the year ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning of year	$2,279,069	$2,029,374
Loan withdrawals, net of repayments	153,830	249,695

Balance, end of year	$2,432,899	$2,279,069

Note 9 – Subsequent Events
Effective January 1, 2010, the plan was amended to allow participants to change their contribution deferral elections under the Plan each pay period instead of quarterly.

ADTRAN, INC. 401(k) RETIREMENT PLAN
EIN: 63-0918200 Plan 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2009

	(b) Identity of issue,		(d)
	borrower, lessor or	(c) Description of investment including maturity date,	Cost	(e) Current
(a)	similar party	rate of interest, collateral, par or maturity value	**	Value
	Money Market Funds:
*	Fidelity Investments	Retirement Money Market Fund		$6,128,212
*	Fidelity Investments	U. S. Treasury Money Market Fund		353,137

	Commingled Trust Fund:
*	Fidelity Investments	Managed Income Portfolio Fund		4,048,643

	Common Stock Fund:
*	ADTRAN, Inc.	Common stock (191,434 shares and $178,447 cash)		4,515,886

	Mutual Funds:
*	Fidelity Investments	Equity Income Fund – Value and income fund		5,517,035
*	Fidelity Investments	Fidelity Fund – Growth and income		6,017,049
	Morgan Stanley	Small Company Growth Portfolio – Special equity fund		8,419,132
*	Fidelity Investments	Government Income Fund – Intermediate government		4,855,296
*	Fidelity Investments	Balanced Fund		9,004,177
*	Fidelity Investments	US BD Index Fund – Government/corporate bond fund		3,349,512
*	Fidelity Investments	Freedom 2000 Fund –Short horizon SAF fund		2,523,741
*	Fidelity Investments	Freedom 2010 Fund –Intermediate horizon SAF fund		2,002,047
*	Fidelity Investments	Freedom 2020 Fund –Inter/Long horizon SAF fund		6,191,863
*	Fidelity Investments	Spartan US Equity Index Fund		4,830,962
*	Fidelity Investments	Aggressive Growth Fund – Aggressive equity fund		2,005,656
*	Fidelity Investments	Blue Chip Fund – Equity growth fund		1,598,266
*	Fidelity Investments	Diversified International Fund		6,742,859
*	Fidelity Investments	Growth Company Fund		3,624,506
*	Fidelity Investments	Freedom Income Fund		226,421
*	Fidelity Investments	Freedom 2030 Fund		1,686,158
*	Fidelity Investments	Freedom 2040 Fund		1,320,106
*	Fidelity Investments	Freedom 2005 Fund		97,596
*	Fidelity Investments	Freedom 2015 Fund		1,298,978
*	Fidelity Investments	Freedom 2025 Fund		1,533,419
*	Fidelity Investments	Freedom 2035 Fund		1,215,957
*	Fidelity Investments	Freedom 2045 Fund		129,741
*	Fidelity Investments	Freedom 2050 Fund		299,646

ADTRAN, INC. 401(k) RETIREMENT PLAN
EIN: 63-0918200 Plan 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2009

	(b) Identity of issue,		(d)
	borrower, lessor or	(c) Description of investment including maturity date,	Cost	(e) Current
(a)	similar party	rate of interest, collateral, par or maturity value	**	Value
	Mutual Funds (Continued):

*	Fidelity Investments	Low Price Stock Fund		4,712,901
	Wells Fargo	Advantage C&B Mid Cap Value Institutional – domestic equity		197,442
	Neuberger Berman	Partners Investment – domestic equity		423,863
	Rainer Investment Management Inc.	Small/Mid Cap Equity Institutional Fund – domestic equity		1,708,467
	Loomis, Sayles & Company	Bond Institutional Fund – domestic equity		1,460,307
	American Beacon Advisors, Inc.	Large Cap Value Institutional Fund – domestic equity		491,325
	RS Investments	RS Partners Y – domestic equity		713,543
	Wells Fargo	Advantage Mid Cap Disciplined – domestic equity		413,443
*	Fidelity Investments	Contra Fund – domestic equity		3,183,352
*	Fidelity Investments	Leveraged Company Stock – domestic equity		2,030,650

	Participants Loans:
*	Participants	Loans with interest rates ranging from 4.25% to 10.5%		2,432,899

	Total Assets (held at end of year)			$107,304,193

*	Party-in-interest to the Plan

**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, INC. 401(k) RETIREMENT PLAN
Date: June 17, 2010	/s/ James E. Matthews
James E. Matthews
Senior Vice President – Finance, Chief Financial Officer, Treasurer, Secretary and Director (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP